Exhibit 21.1

DEERFIELD TRIARC CAPITAL CORP. SUBSIDIARIES

Subsidiary	State of Incorporation
Deerfield Triarc TRS Holdings, Inc.	Delaware
Deerfield Triarc Capital LLC	Delaware
Deerfield Triarc TRS Holdings, LLC	Delaware